Exhibit 99.1

Lifezone Metals Closes $60 Million Bridge Loan from Taurus Mining Finance to Advance Kabanga Nickel Project

Provides an Update on Strategic Investment Process

September 2, 2025

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, today announced that Lifezone’s wholly-owned subsidiary, Kabanga Nickel Limited, has closed the $60 million bridge loan facility agreement with Taurus Mining Finance Fund No. 2, L.P. (Taurus), a leading global provider of structured finance to the mining sector (see Lifezone’s August 11, 2025 news release).

Lifezone has satisfied the conditions precedent required for the first drawdown of funds under the facility, which will support the advancement of the Kabanga Nickel Project, located in north-west Tanzania, by funding the development of critical early works and infrastructure development. The funds will also support the acceleration of the project finance process for the Kabanga Nickel Project, after the release of robust feasibility study economics on July 18, 2025 (refer to Lifezone’s news release).

On Friday, August 29, 2025, Lifezone received the first tranche of $20 million under the bridge loan from Taurus. Future tranches may be disbursed based on the continued performance and achievement of certain milestones. Each subsequent utilization will cover up to three months of capital expenditure and operating expenses.

Update on the strategic investment process

This first drawdown of funds from Taurus successfully concludes the short-term financing process as announced on July 18, 2025. Lifezone engaged Standard Chartered Bank as financial adviser for short-term funding and as strategic financial advisor.

As Lifezone Metals advances its multi-source project financing led by the debt team of Societe Generale for the world-class Kabanga Nickel Project, the company is currently also engaged in advanced discussions with several major counterparties and financial investors regarding potential long-term partnerships and equity investments.

As part of this process, the Company has received several non-binding offers relating to a potential transaction involving the Kabanga Nickel Project. The process is being overseen by the investment committee of Lifezone Metals and Standard Chartered as financial advisor, to assist it in considering various strategic alternatives developed and offers received.

The Company continues to evaluate all strategic options in the best interest of all stakeholders of Lifezone, including potential change of control transactions at the asset level. At this stage, Company has not reached any agreement with any third party, and the Company is under no obligation to proceed with any such transaction. There can be no assurance that the strategic investment process will result in any transaction.

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Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.

Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts.

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These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations, stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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